UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 14, 2021

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes   ☐                 No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes   ☐                 No   ☒

Loan Facility with K2 HealthVentures LLC

Loan Agreement

On July 12, 2021, ASLAN Pharmaceuticals Limited (the “Company”) and ASLAN Pharmaceuticals (USA) Inc. as borrowers entered into a Loan, Guaranty, and Security Agreement (the “Loan Agreement”) with ASLAN Pharmaceuticals Pte. Ltd (“ASLAN Singapore”) as guarantor, the lenders from time to time party thereto, K2 HealthVentures LLC as administrative agent and Ankura Trust Company, LLC as collateral agent. The Loan Agreement provides for up to $45.0 million of delayed draw term loans, consisting of (i) the first tranche of $20.0 million available at closing, (ii) the second and third traches in the aggregate amount of $10.0 million subject to the Company’s achievement of certain clinical milestones related to ASLAN003 and ASLAN004 and (iii) an uncommitted fourth tranche of up to $15.0 million.

The Company borrowed the full $20.0 million first tranche of term loans at closing. The Company intends to use the proceeds of the term loans to advance the clinical development of ASLAN003, a promising candidate for the potential treatment of autoimmune gastrointestinal and skin diseases, as well as for general corporate purposes. In connection with entering into the Loan Agreement, the Company paid off its outstanding loans with CSL Finance Pty Ltd in the amount of $4.2 million.

The term loans bear interest at a floating rate equal to the greater of (i) the prime rate published by Wall Street Journal plus 5.00% and (ii) 8.25% per annum. The monthly payments are interest-only until August 1, 2023, which may be extended to August 1, 2024 upon the Company’s achievement of certain clinical milestones. Subsequent to the interest-only period, the term loans will be payable in equal monthly installments of principal plus accrued and unpaid interest, through the maturity date which is July 1, 2025. The company paid the lenders a one-time $255,000 facility fee at closing and will be obligated to pay for an additional facility fee equal to 0.85% of any term loans borrowed under the fourth tranche. In addition, the Company is obligated to pay a final payment fee of 6.25% of the original principal amount of the term loans at the maturity date. The Company may elect to prepay all, but not less than all, of the term loans prior to the term loan maturity date, subject to a prepayment fee of up to 3.0% of the then outstanding principal balance. After repayment, no term loans may be borrowed again.

The borrowers’ obligations under the Loan Agreement are guaranteed by ASLAN Singapore and any future material subsidiaries and secured by substantially all of borrowers’, ASLAN Singapore’s and any future subsidiary guarantors’ assets, other than intellectual property. The Loan Agreement includes customary affirmative and negative covenants applicable to the Company and its subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, cash management, dividends and other distributions. In addition, the Loan Agreement also includes customary events of default, including, but not limited to, failure to pay interest, principal and fees or other amounts when due, material misrepresentations or misstatements, covenant defaults, certain cross defaults to other material indebtedness, certain judgment defaults and events of bankruptcy or insolvency. Upon the occurrence and continuance of an event of default, the lenders may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the Loan Agreement and other loan documents.

K2 Warrant and Participation Rights

In connection with the closing of the Loan Agreement, the Company issued a warrant to purchase ordinary shares (the “Warrant”) to K2 HealthVentures Equity Trust LLC. The number of ordinary shares exercisable under the Warrant equals (i) 2.95% of the aggregate original principal amount of the term loans funded to the Company divided by (ii) the warrant price of $0.5257 per share (subject to adjustment as provided therein). The Warrant also includes a cashless exercise feature allowing the holder to receive shares underlying the warrant in an amount reduced by the aggregate exercise price that would have been payable upon exercise of the warrant for such shares. In addition, subject to compliance with applicable securities laws (including any holding period requirements), the Company is required to use commercially reasonable efforts to facilitate and take all other actions required to enable the deposit of any or all of the ordinary shares exercisable under the Warrant with the Company’s depositary for the issuance of American Depositary Shares. The Warrant is exercisable until its expiration on July 12, 2031. The Warrant also provides for automatic cashless exercise or assumption as a result of certain transactions involving a merger, acquisition or sale of the Company, as set forth in the Warrant.

The Loan Agreement also provides K2 HealthVentures Equity Trust LLC with the right to participate in an aggregate amount of up to $5.0 million in any offering of the Company’s American Depositary Shares, ordinary shares, common stock, convertible preferred stock or other equity securities (or certain other convertible instruments but excluding non-convertible debt securities), but excluding any at-the-market offerings or facilities, on the same terms, conditions and pricing afforded to others participating in such offering; provided that with respect to any public offering, the Company is required to use commercially reasonable efforts to provide K2 HealthVentures Equity Trust LLC with the opportunity to invest in each such offering if it is lawful to do so (or if the offering is an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, to use commercially reasonable efforts to cause the underwriters for such offering to offer K2 HealthVentures Equity Trust LLC an allocation of securities in such offering).

A copy of the Warrant and Loan Agreement are attached hereto as Exhibits 4.1 and 10.1, respectively, and are incorporated herein by reference. The foregoing descriptions of the Warrant and Loan Agreement do not purport to be complete and are qualified in their entirety by reference to such exhibits.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575) and Registration Statement on Form S-8 (File No. 333-252118).

Exhibits

Exhibit Number	Exhibit Description

4.1	Warrant to Purchase Ordinary Shares.

10.1*	Loan, Guaranty, and Security Agreement, dated as of July 12, 2021, by and among ASLAN Pharmaceuticals Limited, ASLAN Pharmaceuticals (USA) Inc., ASLAN Pharmaceuticals Pte. Ltd, K2 HealthVentures LLC and Ankura Trust Company, LLC.

*	Certain portions of this exhibit (indicated by “[***]”) have been omitted as we have determined they are both not material and are the type that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: July 14, 2021